Exhibit (a)(1)(j)

Magma Design Automation, Inc.

Communication to Israeli Employees on Tax Ruling

We are pleased to notify you that we have good news from the Israeli Tax Authority (“ITA”). The ITA has responded favorably to our request for a tax ruling (the “Ruling”) to (i) confirm the tax treatment of the exchange of options for restricted stock units (“RSUs”) and (ii) confirm the tax treatment of RSUs.

Pursuant to the Ruling, the following will apply with respect to any employee who indicates his or her agreement to the Ruling by signing and submitting the attached consent letter to Magma Design Automation, Inc. (“Magma”):

1.	The tax that would otherwise apply on the exchange of vested options for RSUs will not apply. There will be no tax consequences upon the exchange.

2.	The RSUs granted in exchange for tendered options, all RSUs that we have granted in the past and that remain outstanding and any awards of RSUs that we may grant in the future will be taxed as work income upon vesting, on which tax withholding will apply through your local payroll. The taxable amount will be the value of the shares issued upon the vesting of the RSUs.

3.	Upon sale of the shares issued at vesting of the RSUs, capital gains tax will apply on the sale proceeds less the value of the shares taxed at vesting. You will be solely responsible for reporting and paying the applicable taxes at sale.

4.	As a result of the confirmation of the tax treatment of RSUs pursuant to the Ruling, it will not be necessary for us to immediately sell the shares issued at vesting of RSUs to any employee who agrees with the Ruling. Instead, it will be possible for such employees to sell the shares issued at vesting of the RSUs at their election.

If you are planning to accept the offer to exchange your options for RSUs and wish to benefit from the tax treatment set forth in the Ruling, as described above, you will need to sign and return the attached consent letter along with your option exchange election form. The deadline for the exchange is expected to be December 18, 2008 at 9:00 p.m. Pacific Time.

If you are not planning to accept the offer to exchange your options for RSUs, but wish to benefit from the tax treatment of RSUs set forth in the Ruling (as described at points (2), (3) and (4) above), you may do so by signing and returning the attached consent letter to Susan Berry at Magma no later than December 30, 2008.

In either case, you may fax the forms to (001)-408-565-7980 or scan and email them to stock@magma-da.com. Please do not send them to Susan Berry’s personal email or fax, or they will not be recorded.

Finally, please note that this is not tax advice and you should consult with your personal tax advisor regarding the potential tax consequences of the offer to exchange and of any RSUs granted to you.

Consent Letter – Option Exchange / RSU Tax Ruling

     December 2008

Dear [Insert name of employee]:

We are pleased to inform you that Magma Design Automation, Inc. and Magma Design Automation, Ltd. (the “Company”) have received a ruling from the Israeli Tax Authority regarding the exchange of your options for restricted stock units (“RSUs”). The Ruling is attached hereto as Exhibit A (the “Ruling”). According to the Ruling, you will not be subject to income tax as a result of the exchange of options for RSUs. The Ruling also provides that the RSUs will be subject to tax as work income at vesting and that the Company must withhold tax at that time; further, when you sell any shares of stock acquired at vesting, you will be subject to capital gains tax but you will be responsible for reporting and paying the tax due.

Section 3.10 of the Ruling requires your consent to its terms and conditions and, in specific, requires you to declare that (i) you understand the Ruling, (ii) you commit to act according to the Ruling, and (iii) you confirm that you will not request to change it or replace it. Please confirm your consent to the aforementioned by signing the confirmation at the bottom of this letter. Please note that you will not be eligible for the tax treatment reflected in the Ruling in the event that you choose not to consent to the terms and conditions of the Ruling.

You should consult with your personal tax advisor if you have any questions about the Ruling and its affect on any RSUs granted to you by Magma Design Automation, Inc.

Sincerely,

[Insert Name and Title]

Magma Design Automation, Ltd.

I, [insert name of employee], hereby confirm my consent to the aforementioned:

Name:

Signature:

Date:

Exhibit A – The Ruling

[TRANSLATED FROM THE HEBREW]

This document has been translated for convenience purposes only and does not replace the original Hebrew version of the ruling. The Hebrew version of the ruling shall be the document on which any party may rely on

[ISRAELI TAX AUTHORITY LETTERHEAD]

Professional Department
4 December 2008

Herzog, Fox & Neeman – Law Office

4 Weizmann St. (Asia House)

Tel Aviv 64239

Attn: Attorney Eran Wagner

Fax: 03-6966464

RE: Tax Ruling – Magma Design Automation Inc. – Issuance of Restricted Stock Units

1.	The Facts as Provided by You

Following please find the factual basis as provided by the Company.

1.1	Magma Design Automation Inc. (the “Company”) was incorporated in the State of Delaware, U.S.A., and is a U.S publicly traded company with its shares listed on the Nasdaq Stock Market under the ticker symbol “LAVA.”

1.2	Magma Design Automation, Ltd. was incorporated in Israel and is taxed in Israel as an Israeli resident company (company number: 512821182, withholding file number: 935549816) (the “Israeli Subsidiary”). The Israeli Subsidiary is wholly owned (100%) by the Company.

1.3	The Company’s main business is providing electronic design automation software products and related services.

1.4	Between July 31, 2005 and April 30, 2008, the Company made Option grants to the Israeli employees of the Israeli Subsidiary based on the Company’s 2001 Stock Incentive Plan and 2004 Employment Inducement Award Plan (collectively, the “Plans”). The Plans enable grants of other equity awards, including RSUs.

1.5	Option grants were made by the Company in accordance with section 102(c)(2) of the Tax Ordinance (the “Ordinance”), in a non trustee route. As of November 5, 2008, a total of 22,900 Options which were granted under the Plans remain outstanding (“Non Trustee Options”):

1.5.1	7,534 of the Non Trustee Options are vested.

1.5.2	15,366 of the Non Trustee Options are unvested.

(Vested Options and unvested Options shall be referred collectively as the “Old Options”)

1.6	8,272 of options granted by the Company to Israeli employees under the Ordinance in a non trustee route have been exercised and converted to Company’s shares; however, in all cases, the Options were exercised by way of a cashless exercise so that all of the shares acquired upon exercise were immediately sold and the proceeds of the sale (minus any applicable taxes and brokerage fees) were delivered to the respective employees.

1.7	Due to a significant change in the value of the Company’s shares of common stock, the Company’s board of directors (the “Board”) may decide to extend an offer (the “Offer to Exchange”) to its employees and employees of its subsidiaries, including the Israeli employees of the Israeli Subsidiary, pursuant to which all Old Options that were granted under the Plans which have an exercise price equal to or greater than a certain threshold which will be communicated in the Offer to Exchange may be exchanged for RSUs on December 18, 2008, subject to the acceptance of the respective employees.

1.8	RSUs represent a promise by the Company to issue a corresponding number of shares of the Company’s common stock upon the fulfillment of certain vesting conditions. In the case of the RSUs offered pursuant to the Offer to Exchange, the RSUs will vest provided the employee continues to be employed by the Company or one of its subsidiaries on the respective vesting dates. Vesting periods range shall be between 3 to 48 months (See details in the vesting table attached as Annex A to this ruling). The employees will not pay anything for the RSUs or the shares of common stock issued upon vesting. The Offer to Exchange shall not affect Options with an exercise price lower than the threshold communicated in the Offer to Exchange, nor will it affect employees who do not accept the Offer to Exchange.

1.9	For the avoidance of any doubt, Options which have already been exercised shall not be subject to the Offer to Exchange.

1.10	The Company will not substitute the RSUs to be granted to the Israeli employees of the Israeli Subsidiary pursuant to the Offer to Exchange with a cash payment.

2.	Your Request

You have requested us to approve, in respect of the Old Options that are participating in the Offer to Exchange, that the Offer to Exchange will be treated as follows:

2.1	The commencement of the Offer to Exchange shall not be considered as a tax event both from an Israeli employee and/or the Israeli Subsidiary’s perspective.

2.2	The issuance of the RSUs to the Israeli employees of the Israeli Subsidiary shall be considered as an Option grant, and shall be subject to Section 102(c)(2) of the Ordinance (Option grant without a trustee).

2.3	With respect to the aforementioned Section 2.2, each vesting event of the RSUs (whereby the Company shall issue shares to the employee), shall be considered as an

Exercise, as this term is defined in Section 102(c)(2) of the Ordinance. The employee shall be taxed in accordance with Section 2(2) of the Ordinance (regular work income) for the number of shares that were issued to him, multiplied by the closing quote of the Company’s shares on the stock exchange on the same day. The Israeli Subsidiary shall withhold the tax and transfer it to the assessing officer, according to the Income Tax (Tax Relief on the Allotment of Shares to Employees) Rules, 5763-2003.

2.4	Dividend equivalent amounts received with respect to the RSUs (if any) prior to the vesting of each RSU shall be taxed as regular work income received by the employee at the time of payment of such dividend equivalent amount. The Israeli Subsidiary shall withhold tax according to Tax Regulations (Salary Withholding and Payment of Employers Tax).

2.5	At the time of sale of the shares, the Israeli employees of the Subsidiary shall be subjected to Section E of the Ordinance and the value of the benefit and the vesting date shall be equal to the Original Price of the Shares and the shares’ Grant Date (as these terms are defined in Section 88 of the Ordinance), respectively.

2.6	RSUs that have been granted in the past and that may be granted in the future by the Company to Israeli employees of the Israeli Subsidiary shall be subject to the aforementioned tax arrangement.

3.	The Tax Arrangement

Each term in this Tax Arrangement shall have the meaning as it have in Section E1 of the Ordinance.

Subject to the correctness and completeness of the factual basis as presented by you in Section 1 above, I hereby confirm the following Tax Arrangement:

3.1	The grant of RSUs shall be considered a grant of options that shall be subject to the provisions of Section 102(c)(2) of the Ordinance – Grant of Option in a Non-Trustee Route, as applicable, including the following provisions:

3.1.1	Any dividend equivalent if and when paid in respect of the RSU until the end of the vesting period shall be paid to the Israeli Subsidiary and shall be considered ordinary income of the employee on such date. The Israeli Subsidiary shall withhold tax in accordance with the Income Tax Regulations (Withholding from Salary and Work Income and Payment of Employers Tax) 1993 (hereinafter the “Salary Withholding Tax Regulations”) or in accordance with a valid withholding approval from the relevant assessing officer, as applicable.

3.1.2	The Israeli Subsidiary shall not be able to recognize an expense at the time of exercising the RSUs except for in relation to the amount of dividend equivalent received in relation to the RSUs prior to the vesting date, as detailed in section 3.1.1 above.

3.1.3	The Israeli Subsidiary shall report the income according to this ruling and the tax deducted in monthly reports (Form 102), annual reports (Form 126) and in employee confirmation (Form 106), in Form 146 and in Form 156 and/or any other form required under the Ordinance.

3.2	With respect to the Old Options, whether vested or unvested, to be exchanged by RSUs, the following provisions shall apply:

3.2.1	The exchange date, as mentioned in Section 1.7 above, shall be considered as the Grant Date, as defined in Section 102 of the Ordinance.

3.2.2	The cancellation of the Old Options, which were unvested at the time of the exchange and the grant of RSUs will not constitute a tax event either at the level of the Employees or at the level of the Company or the Israeli Subsidiary. The RSUs shall be governed by Section 102(c)(2) of the Ordinance.

3.2.3	The cancellation of the Old Options, which were vested at the time of the exchange and the grant of RSUs shall constitute a tax event either at the level of the Employees or at the level of the Israeli Subsidiary, with respect to the tax withholding requirements. Nevertheless, the tax due for the Old Options shall be calculated, deducted at source and shall be payable only at the RSU’s Exercise Date, as this term is defined in Section 102(a) of the Ordinance.

3.2.4	It is expressed that in calculating the profit and tax as provided in this ruling, deductions, set-offs, exemptions, profit rescheduling and/or a reduced tax rate and/or credits from the tax charged, including from foreign taxes, will not be allowed. In the event that the employee proves that he has been charged foreign taxes by a foreign country in respect of income from exercising the options and paid them, the Tax Authority will consider granting a credit for the foreign taxes in accordance with the provisions of the law and the double taxation treaties. In addition, it is expressed that the provisions of sections 94B, 101 and 100A of the Ordinance shall not apply in respect of them.

3.2.5	The Israeli Subsidiary shall not claim any expense for cancellation of the Old Options and/or the allotment of the RSUs allotted in their stead, including professional fees relating to their issue. It is expressed that on exercise of the RSUs by the employees, the Israeli Subsidiary will not claim any expense arising from the allotment of the RSUs. It is further expressed that this paragraph will also apply if the employees and/or the Israeli Subsidiary breach their obligation as provided in this ruling.

3.3	Despite the aforementioned in Sections 3.1 and 3.2 above, and only for determining the Exercise Date purposes, the Vesting Dates of the RSUs and the receipt of Shares by the employee as an Exercise for the purposes of Section 102(c)(2) of the Ordinance, and the following provisions shall apply:

3.3.1	All of the Shares derived from the RSUs at each of the Vesting Dates, shall be considered as sold in the price of the Company’s closing quote at each of the Vesting Dates, respectively (the “Share Price”).

3.3.2	The employee’s income shall be taxed as a work income in accordance with Section 2(2) of the Ordinance, considering the number of Shares received at the Vesting Date, multiplied by the Share Price (the “Benefit Value”).

3.3.3	At the Vesting Dates, the Israeli Subsidiary shall withhold tax and transfer it to the “Tel Aviv 5” Assessing Officer, as required under Section 9(e) of the Income Tax (Tax Relief on the Allotment of Shares to Employees) Rules, 5763-2003.

3.3.4	An employee shall be considered as an Israeli resident until the Exercise Date, for calculating the income derived from the allotment of the RSUs.

3.3.5	If a dividend or a dividend equivalent shall occur prior the vesting dates of the RSU (until the allotment of Shares to the employee), the dividend shall be treated as work income under section 2(2) of the Ordinance, and the employee shall be taxed at his marginal tax rate, as reflected in Section 121 of the Ordinance.

3.3.6	At the time of sell of the Shares, the employee shall be subject to Section E of the Ordinance, and the Benefit Value and the Exercise Date shall be equal to the Original Price of the Shares and the shares’ Grant Date, respectively.

3.4	I hereby approve that the aforementioned in sections 3.3.1 – 3.3.6 shall apply also to RSUs granted in the past and shall be granted in the future, to the employees of the Israeli Subsidiary.

3.5	This ruling is subject to the compliance with all other provisions of Section 102 of the Ordinance and the rules promulgated thereunder.

3.6	In any way, the Benefit Value shall be considered as an income produced in Israel. In addition, the employees shall be considered as Israeli residents until the Exercise Date, for the calculation of the income derived from the RSUs.

3.7	It is expressed that in calculating the profit and tax as provided in this ruling, deductions, set-offs, exemptions, profit rescheduling and/or a reduced tax rate and/or credits from the tax charged, including from foreign taxes, will not be allowed. In addition, it is expressed that the provisions of sections 94B, 101 and 100A of the Ordinance shall not apply in respect of them. In the event that the employee proves that he has been charged foreign taxes by a foreign country in respect of income from exercising the options and paid them, the Tax Authority will consider granting a credit for the foreign taxes in accordance with the provisions of the law and the double taxation treaties.

3.8	This ruling was given on the basis of the representations and documents presented to us verbally and in writing including those specified above. If it is found that the details and facts provided for purposes of this request are incorrect, or are materially incomplete, or if it is found that material details included in the ruling did not occur or that the terms of this ruling were not fulfilled, the approval shall be retroactively cancelled.

3.9	This ruling shall not be considered as a tax assessment or an approval for the facts represented by you, for the purpose of Section 102 of the Ordinance and the rules promulgated thereunder. The facts might be checked by the Assessing Officer during the assessment of the Israeli Subsidiary, the withholding file or the employees.

3.10	Within 30 days of receipt of this ruling, the Israeli Subsidiary and the employees shall provide a declaration in which they will confirm that they understand this ruling and they will act according to its terms and will not request to change it or replace it with a different ruling. The Israeli Subsidiary shall further declare that the employee shall only be issued shares in respect of the RSUs and that, excluding payments of dividends or dividend equivalents as detailed in section 3.1 above, the Israeli Subsidiary will not pay any cash consideration to the employee in respect or in exchange for the RSUs, directly or indirectly. It is hereby clarified that the sale of the Shares by the employee upon their issuance to any third party, who is not the Israeli Subsidiary, will not be considered a payment in cash in relation to the RSUs.

Yours sincerely

Raz Itskovitz, CPA (LLB)
Head of Capital Markets

Mr. Avi Bachar, CPA – Tel-Aviv 5 Assessing Officer

Mr. Eldad Noach – Director of the Professional Department

Mr. Rafi Tawina, Adv. – Legal Department

Annex A

Years of Service	Vesting Schedule
Less than one (1) year	Quarterly over forty-eight (48) months (16 quarters)

At least one (1) year but less than two (2) years	Quarterly over thirty-six (36) months (12 quarters)

At least two (2) years but less than three (3) years	Quarterly over twenty-eight (28) months (9 quarters and 1 month)

Between three (3) years and four (4) years	Quarterly over twenty (20) months (6 quarters and 2 months)

Greater than four (4) years	Quarterly over twelve (12) months (4 quarters)